                                                                       Exhibit 3



                                                              December 2, 2003



Mr. Timothy M. Aitken
555 Madison Avenue
New York, New York 10022


Dear Mr. Aitken:

         This will confirm our agreement with respect to the matters set forth below, as follows:

         1. You are presently indebted to Allied Healthcare International Inc. (the "Company") in the aggregate amount of $590,500 representing principal and accrued interest through the date hereof on that certain loan from the Company to you evidenced by a promissory note dated April 30, 2002 (the "Loan");

         2. Concurrent with the execution hereof, you shall tender to the Company and the Company shall accept, in full payment and satisfaction of the Loan, 103,596 shares of common stock of the Company, which shares have been held by you for at least one year prior to the date hereof (herein, the "Transaction"). Such amount shall be allocated to accrued interest and principal in the manner set forth in the note evidencing the Loan.

         3. The Company shall hold you harmless and shall pay to you on demand, all amounts which you may incur, or be subject to, for United States federal, New York State and, if applicable, New York City income taxes on account of or with respect to the Transaction, including any amount of such income taxes which may actually be included as a result of the receipt of any payment required to be made pursuant to this Paragraph 3. The Company may withhold from any amount owed or to be paid to you under this Agreement any amount required by law to be withheld for taxes or otherwise. Amounts withheld by the Company from any payment pursuant to this Paragraph 3 shall be timely paid to the appropriate taxing authority, and such payments shall be treated as having been paid to you by the Company for purposes of this Agreement.


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         Please indicate your agreement with the foregoing by countersigning this letter where indicated below.

                                Sincerely yours,

                                ALLIED HEALTHCARE
                                INTERNATIONAL INC.



                                By: /s/ Sarah L. Eames
                                    --------------------------------------------
                                    Name:  Sarah L. Eames
                                    Title: President and Chief Operating Officer




AGREED TO:



/s/ Timothy M. Aitken
-----------------------------
Timothy M. Aitken












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